UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

ASSET ENTITIES INC.
(Name of Issuer)

Class B Common Stock, $0.0001 par value per share
(Title of Class of Securities)

04541A105
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 12 pages

CUSIP No.    04541A105

1.	NAMES OF REPORTING PERSONS Asset Entities Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	8,385,276(1)(2)
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	8,385,276(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,385,276(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.5%(3)
12.	TYPE OF REPORTING PERSON OO

(1)	Reflects 8,385,276 shares of class B common stock, $0.0001 par value per share (“Class B Common Stock”), of Asset Entities Inc. (the “Issuer”), issuable upon conversion of 8,385,276 shares of class A common stock, $0.0001 par value per share (“Class A Common Stock”), of the Issuer, held directly by Asset Entities Holdings, LLC. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.

(2)	The holders of Class A Ordinary Shares are entitled to ten (10) votes for each Class A Ordinary Share held of record, and the holders of Class B Ordinary Shares are entitled to one (1) vote for each Class B Ordinary Share held of record, on all matters submitted to a vote of the shareholders. The amounts of voting power reflect the assumed prior conversion of the Class A Ordinary Shares beneficially owned by the Reporting Persons (as defined below) into Class B Ordinary Shares.

(3)	The calculation assumes that there was a total of 14,324,410 shares of Class B Common Stock outstanding as of December 31, 2023, which is the sum of (i) the 5,939,134 shares of Class B Common Stock outstanding as of December 31, 2023, and (ii) the 8,385,276 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock beneficially owned by the Reporting Persons (as defined below).

Page 3 of 12 pages

CUSIP No.    04541A105

1.	NAMES OF REPORTING PERSONS Arman Sarkhani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	163,000(2)
	6.	SHARED VOTING POWER	8,385,276(2)(4)
	7.	SOLE DISPOSITIVE POWER	163,000
	8.	SHARED DISPOSITIVE POWER	8,385,276(4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,548,276
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.7%(3)
12.	TYPE OF REPORTING PERSON IN

(4)	Reflects 8,385,276 shares of Class B Common Stock of the Issuer, issuable upon conversion of 8,385,276 shares of Class A Common Stock, held directly by Asset Entities Holdings, LLC, which Arman Sarkhani is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.

Page 4 of 12 pages

CUSIP No.    04541A105

1.	NAMES OF REPORTING PERSONS Arshia Sarkhani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	200,000(2)
	6.	SHARED VOTING POWER	8,385,276(2)(5)
	7.	SOLE DISPOSITIVE POWER	200,000
	8.	SHARED DISPOSITIVE POWER	8,385,276(5)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,585,276
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.9%(3)
12.	TYPE OF REPORTING PERSON IN

(5)	Reflects 8,385,276 shares of Class B Common Stock of the Issuer, issuable upon conversion of 8,385,276 shares of Class A Common Stock, held directly by Asset Entities Holdings, LLC, which Arshia Sarkhani is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.

Page 5 of 12 pages

CUSIP No.    04541A105

1.	NAMES OF REPORTING PERSONS Derek Dunlop
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	225,500(2)
	6.	SHARED VOTING POWER	8,385,276(2)(6)
	7.	SOLE DISPOSITIVE POWER	225,500
	8.	SHARED DISPOSITIVE POWER	8,385,276(6)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,610,776
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.1%(3)
12.	TYPE OF REPORTING PERSON IN

(6)	Reflects 8,385,276 shares of Class B Common Stock of the Issuer, issuable upon conversion of 8,385,276 shares of Class A Common Stock, held directly by Asset Entities Holdings, LLC, which Derek Dunlop is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.

Page 6 of 12 pages

CUSIP No.    04541A105

1.	NAMES OF REPORTING PERSONS Jackson Fairbanks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	163,000(2)
	6.	SHARED VOTING POWER	8,385,276(2)(7)
	7.	SOLE DISPOSITIVE POWER	163,000
	8.	SHARED DISPOSITIVE POWER	8,385,276(7)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,548,276
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.7%(3)
12.	TYPE OF REPORTING PERSON IN

(7)	Reflects 8,385,276 shares of Class B Common Stock of the Issuer, issuable upon conversion of 8,385,276 shares of Class A Common Stock, held directly by Asset Entities Holdings, LLC, which Jackson Fairbanks is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.

Page 7 of 12 pages

CUSIP No.    04541A105

1.	NAMES OF REPORTING PERSONS Kyle Fairbanks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	200,000(2)
	6.	SHARED VOTING POWER	8,385,276(2)(8)
	7.	SOLE DISPOSITIVE POWER	200,000
	8.	SHARED DISPOSITIVE POWER	8,385,276(8)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,585,276
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.9%(3)
12.	TYPE OF REPORTING PERSON IN

(8)	Reflects 8,385,276 shares of Class B Common Stock of the Issuer, issuable upon conversion of 8,385,276 shares of Class A Common Stock, held directly by Asset Entities Holdings, LLC, which Kyle Fairbanks is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.

Page 8 of 12 pages

CUSIP No.    04541A105

1.	NAMES OF REPORTING PERSONS Matthew Krueger
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	198,000(2)
	6.	SHARED VOTING POWER	8,385,276(2)(9)
	7.	SOLE DISPOSITIVE POWER	198,000
	8.	SHARED DISPOSITIVE POWER	8,385,276(9)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,583,276
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.9%(3)
12.	TYPE OF REPORTING PERSON IN

(9)	Reflects 8,385,276 shares of Class B Common Stock of the Issuer, issuable upon conversion of 8,385,276 shares of Class A Common Stock, held directly by Asset Entities Holdings, LLC, which Matthew Krueger is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.

Page 9 of 12 pages

CUSIP No.    04541A105

1.	NAMES OF REPORTING PERSONS Michael Gaubert
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	225,500(2)
	6.	SHARED VOTING POWER	8,385,276(2)(10)
	7.	SOLE DISPOSITIVE POWER	225,500
	8.	SHARED DISPOSITIVE POWER	8,385,276(10)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,610,776
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.1%(3)
12.	TYPE OF REPORTING PERSON IN

(10)	Reflects 8,385,276 shares of Class B Common Stock of the Issuer, issuable upon conversion of 8,385,276 shares of Class A Common Stock, held directly by Asset Entities Holdings, LLC, which Michael Gaubert is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.

Page 10 of 12 pages

CUSIP No.    04541A105

Item 1.

(a)	Name of Issuer: Asset Entities Inc.

(b)	Address of Issuer’s principal executive offices: 100 Crescent Ct, 7th Floor, Dallas, TX 75201

Item 2.

(a)

Name of person filing:

This statement is being jointly filed by Asset Entities Holdings, LLC, a Texas limited liability company, Arman Sarkhani, an individual, Arshia Sarkhani, an individual, Derek Dunlop, an individual, Jackson Fairbanks, an individual, Kyle Fairbanks, an individual, Matthew Krueger,  an individual, and Michael Gaubert, an individual (together, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 100 Crescent Ct, 7th Floor, Dallas, TX 75201.

(c)

Citizenship:
Asset Entities Holdings, LLC is a Texas limited liability company.

Arman Sarkhani, Arshia Sarkhani, Jackson Fairbanks, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert are citizens of the United States.

Derek Dunlop is a citizen of the United Kingdom.

(d)	Title of class of securities: Class B Common Stock, $0.0001 par value per share

(e)	CUSIP No.: 04541A105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Page 11 of 12 pages

CUSIP No.    04541A105

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	See Row 5 of the cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:	See Row 6 of the cover page for each Reporting Person.
(iii)	Sole power to dispose or to direct the disposition of:	See Row 7 of the cover page for each Reporting Person.
(iv)	Shared power to dispose or to direct the disposition of:	See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 12 of 12 pages

CUSIP No.    04541A105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024	Asset Entities Holdings, LLC

	By:	/s/ Arshia Sarkhani
	Name:	Arshia Sarkhani
	Title:	Manager

/s/ Arman Sarkhani
Arman Sarkhani

/s/ Arshia Sarkhani
Arshia Sarkhani

/s/ Derek Dunlop
Derek Dunlop

/s/ Jackson Fairbanks
Jackson Fairbanks

/s/ Kyle Fairbanks
Kyle Fairbanks

/s/ Matthew Krueger
Matthew Krueger

/s/ Michael Gaubert
Michael Gaubert